EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 033-01121 on Form N-1A of our reports dated May 21, 2026, relating to the financial statements and financial highlights of Eaton Vance National Ultra-Short Municipal Income Fund, Eaton Vance National Limited Maturity Municipal Income Fund, and Eaton Vance Short Duration Municipal Opportunities Fund, certain of the funds constituting Eaton Vance Investment Trust (the “Trust”), appearing in the Form N-CSR of the Trust for the year ended March 31, 2026, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 27, 2026